                                                                      Exhibit 12


                       MERCK & CO., INC. AND SUBSIDIARIES

               Computation of Ratios of Earnings to Fixed Charges

                         (In millions except ratio data)


                                  Six Months
                                    Ended
                                   June 30                             Years Ended December 31
                                                --------------------------------------------------------------------
                                   1996           1995           1994           1993           1992           1991
                                 --------       --------       --------       --------       --------       --------
Income Before Taxes
 and Cumulative Effect
 of Accounting Changes           $2,633.4       $4,797.2       $4,415.2       $3,102.7       $3,563.6       $3,166.7

Add:
 One-third of rents                  14.8           28.1           36.0           35.0           34.0           31.1
 Interest expense, net               53.9           60.3           96.0           48.0           23.6           26.0
 Preferred stock dividends           34.8            2.1            -              -              -              -
                                 --------       --------       --------       --------       --------       --------
  Earnings                       $2,736.9       $4,887.7       $4,547.2       $3,185.7       $3,621.2       $3,223.8
                                 ========       ========       ========       ========       ========       ========

Fixed Charges
 One-third of rents              $   14.8       $   28.1       $   36.0       $   35.0       $   34.0       $   31.1
 Interest expense                    67.3           98.7          124.4           84.7           72.7           68.7
 Preferred stock dividends           34.8            2.1           -              -              -              -
                                 --------       --------       --------       --------       --------       --------
  Fixed Charges                  $  116.9       $  128.9       $  160.4       $  119.7       $  106.7       $   99.8
                                 ========       ========       ========       ========       ========       ========

Ratio of Earnings
 to Fixed Charges                      23             38             28             27             34             32
                                 ========       ========       ========       ========       ========       ========


For purposes of computing these ratios, "earnings" consist of income before taxes, cumulative effect of accounting changes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rent), interest expense, net of amounts capitalized, and dividends on preferred stock of subsidiary companies. "Fixed charges" consist of one-third of rents, interest expense as reported in the Company's consolidated financial statements and dividends on preferred stock of subsidiary companies.